UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

(No fee required, effective October 7, 1996)

For the fiscal year ended December 31, 2013

Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

(No fee required)

For the transition period from                      to

Commission file number 1-14946

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CEMEX, Inc. Savings Plan

929 Gessner Rd.

Suite 1900

Houston, Texas 77024

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CEMEX, S.A.B. de C.V.

Avenida Ricardo Margáin Zozaya #325

Colonia Valle del Campestre

Garza García, Nuevo León

México 66265

CEMEX, INC. SAVINGS PLAN

Financial Statements and

Supplemental Schedule

December 31, 2013 and 2012

(With Report of Independent Registered Public Accounting Firm)

CEMEX, INC. SAVINGS PLAN

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits - December 31, 2013 and 2012	2

Statement of Changes in Net Assets Available for Benefits - Year Ended December 31, 2013	3

Notes to Financial Statements	4

Supplemental Schedule - Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) - December 31, 2013	14

The following schedules required by the Department of Labor’s Rules and Regulations are omitted because of the absence of conditions under which they are required:

Schedule G, Part I - Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible

Schedule G, Part II - Schedule of Leases in Default or Classified as Uncollectible

Schedule G, Part III - Nonexempt Transactions

Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions

Schedule H, Line 4(i) - Schedule of Assets (Acquired and Disposed of Within the Plan Year)

Schedule H, Line 4(j) - Schedule of Reportable Transactions

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Administrator of

CEMEX, Inc. Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the CEMEX, Inc. Savings Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4(i) - schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ DOEREN MAYHEW

Houston, Texas

June 25, 2014

CEMEX, INC. SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
Assets
Investments, at fair value:
Mutual funds	$366,590,615	$322,715,667
Common collective trust funds	231,657,970	221,816,038
Employer stock	37,181,343	33,135,583
Cash equivalents	222,720	209,665

Total investments, at fair value	635,652,648	577,876,953

Receivables:
Notes receivable from Plan participants	29,388,187	30,463,273
Employee contributions receivable	422,854	682,268
Employer contributions receivable	150,051	273,049
Investment trades and other receivables	193,941	415,954

Total receivables	30,155,033	31,834,544

Total assets	665,807,681	609,711,497

Liabilities

Excess contribution refunds	36,224	33,698
Investment trades and other payables	29,013	61,527

Total liabilities	65,237	95,225

Net assets available for benefits, reflecting investments at fair value	665,742,444	609,616,272

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,412,275)	(4,707,583)

Net assets available for benefits	$664,330,169	$604,908,689

See accompanying notes to financial statements.

2

CEMEX, INC. SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013

Additions to net assets:
Contributions:
Participant contributions	$28,279,906
Employer contributions	11,032,114

Total contributions	39,312,020

Investment income:
Net appreciation in fair value of investments	83,634,203
Dividends and interest	15,243,954

Total investment income	98,878,157

Interest on notes receivable from Plan participants	1,336,856

Total additions to net assets	139,527,033

Deductions from net assets:
Benefits paid to participants	79,507,503
Administrative fees and expenses	598,050

Total deductions from net assets	80,105,553

Net increase in net assets available for benefits	59,421,480

Net assets available for benefits:
Beginning of year	604,908,689

End of year	$664,330,169

See accompanying notes to financial statements.

3

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

Note 1 - Plan Description

General

The CEMEX, Inc. Savings Plan (the Plan) is a defined contribution plan of CEMEX, Inc. (the Sponsor) and its affiliated companies. The Plan is intended to qualify under section 401(a) of the Internal Revenue Code (IRC) as a profit sharing plan with a 401(k) feature. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The following brief description of the Plan is provided for general information purposes only and is as of December 31, 2013, unless otherwise noted. The capitalized words and phrases used in the following subsections of this note shall have the meanings as set forth in the amended and restated Plan Agreement (the Plan Agreement). Participants should refer to the Plan Agreement for a complete description of the Plan’s provisions.

Eligibility

Except as otherwise noted, effective June 1, 2013, Employees of CEMEX, Inc. and its affiliated companies (collectively, the Employer) that have adopted the Plan are eligible to participate in the Plan on the Employee’s date of hire. Prior to June 1, 2013, Employees of the Employer that have adopted the Plan are eligible to participate in the Plan on the first day of the calendar month following the Employee’s date of hire. All Employees who are covered by a collective bargaining agreement shall be excluded from participating in the Plan, unless the collective bargaining agreement requires that the Employer include such Employees in this Plan. Any Employee who is notified that he is eligible to participate in a foreign retirement plan maintained by CEMEX, Inc., or any company in any country operating under the parent company (CEMEX, S.A.B. de C.V.), shall be ineligible to participate in this Plan as of the first day of the month following the month he or she is notified of his or her eligibility to participate in such foreign retirement plan. The employee shall remain ineligible until the first day of the month following the month he or she is notified that he or she is no longer eligible to participate in such foreign retirement plan. Any employee who is a nonresident alien with no United States source income, working outside the United States, is a leased employee, or an individual contractor, shall be excluded from participating in the Plan.

Each new Employee is automatically enrolled in the Plan at a salary deferral rate of 5% following ninety days of service. Prior to new participants’ initial salary deferrals, participants will have the option to opt out of the Plan or to increase their salary deferral rate.

4	Continued

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

Note 1 - Plan Description (Continued)

Contributions

Employees may make voluntary contributions of up to 40% of eligible compensation on a before-tax basis and an additional 18% of eligible compensation on an after-tax basis, subject to IRC limitations. Participants who are or will attain age 50 years old or older before the close of the Plan’s year are eligible to make a catch-up contribution in accordance with section 414(v) of the IRC. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants may direct their contributions into Employer stock, mutual funds, and common collective trust funds with various investment objectives and strategies.

The Employer will make matching contributions equal to 60% (or such higher percentage as may be determined by the Employer’s Board of Directors) of the participant’s before-tax contributions, which do not exceed 5% of the participant’s eligible compensation, unless otherwise specified by a collective bargaining agreement. The matching contributions will be invested in accordance with the participant’s existing investment elections.

Contributions to the Plan are made in cash.

Participant Accounts

Separate accounts are maintained for each participant. Participant accounts are credited with the participant’s contribution and allocations of the Employer’s contributions and Plan earnings. Allocations are based on each participant’s earnings or account balance, as defined in the Plan Agreement. Each participant is entitled to the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their employee and rollover contributions plus actual earnings thereon. Vesting in the Employer’s matching and discretionary minimum contribution portion of their accounts plus earnings thereon is based on years of Active Service, among other things, and is further defined in the Plan Agreement. The maximum years of Active Service required for 100% vesting is five years.

5	Continued

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

Note 1 - Plan Description (Continued)

Forfeitures

Forfeited amounts are first used to restore forfeited amounts for participants who have previously terminated but qualify for restoration under the terms of the Plan Agreement. If any amount remains after that allocation, it may be used to reduce Employer contributions or pay expenses of administering the Plan. At December 31, 2013 and 2012, forfeited non-vested accounts totaled $343,307 and $204,858, respectively. During fiscal year 2013, Employer contributions were reduced by $365,160 from forfeited non-vested accounts and forfeitures of $118,030 were used to pay administrative expenses.

Benefit Payments

Benefits are payable from participant account balances, subject to certain restrictions, upon termination of employment, retirement, reaching the age of 59 1⁄2 , or by incurring a death, disability or financial hardship, as defined in the Plan Agreement. Participants elect the method of distribution which may be either in the form of a direct rollover to an eligible retirement plan, lump sum payment or, if in excess of $5,000, payment over a period of time not to exceed the shorter of 10 years or certain life expectancies as defined in the Plan Agreement. Participants may elect that their portion of account balances invested in American Depository Shares of CEMEX, S.A.B de C.V. be distributed in-kind.

Unless timely election is made, participants with a vested account balance less than or equal to $1,000 will automatically receive a lump sum cash distribution and participants with a vested account balance less than or equal to $5,000 but larger than $1,000 will automatically receive a direct rollover to an IRA designated by the Benefits Committee.

Notes Receivable from Participants

A participant may obtain a loan from his or her separate account balance. Each loan is evidenced by a promissory note and may not be less than $1,000. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with commercial prevailing rates as determined by the Administrator. Provisions of the Plan require the aggregate of each loan outstanding not to exceed the lesser of $50,000 or 50% of the participant’s vested account balance. Repayment terms for loans are not to exceed five years and principal and interest is paid ratably through payroll deductions. A participant may only have two loans outstanding at the same time.

6	Continued

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

Note 2 - Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on an accrual basis and present the net assets available for benefits and changes in those net assets in accordance with U.S. generally accepted accounting principles. As required, the statements of net assets available for benefits present investments at fair value as well as an additional line item showing an adjustment from fair value to contract value for the fully benefit-responsive investment contracts held by the Invesco Stable Value Trust. The statement of changes in net assets available for benefits is presented on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Benefit Payments

Benefits are recorded when paid.

Administrative Expenses

Expenses incurred in connection with the purchase or sale of securities are charged against the investment funds whose assets are involved in such transactions. Loan fees are paid by the borrowing participant. Legal, accounting and certain administrative costs of the Plan are paid by the Employer.

Note 3 - Plan Termination

Although no interest has been expressed, the Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their Employer contributions account. Participant contributions are always 100% vested.

7	Continued

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

Note 4 - Fair Value Measurements

FASB ASC 820 provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities in active markets;

• Quoted prices for identical or similar assets or liabilities in inactive markets;

• Inputs other than quoted prices that are observable for the asset or liability; and

• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Mutual funds and money market funds: Valued at the daily closing price as reported by the fund. These funds are open-ended and are registered with the SEC, whereby they are required to publish their daily net asset value (NAV) and transact at that price. The funds held by the Plan are deemed to be actively traded.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Common collective trust funds: Valued at the fair value of the underlying securities. The investment in the Invesco Stable Value Trust (stable value fund) is valued at contract value as determined by the issuer based on the cost of the underlying investments plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the stable value fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on the present value of the contract’s expected cash flows, discounted by current market interest rates for like-duration and like-quality investments.

8	Continued

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

Note 4 - Fair Value Measurements (Continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan’s policy is to disclose transfers between levels based on valuations at the end of the reporting period. There were no transfers between Levels 1 and 2 as of December 31, 2013 and 2012.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured on a recurring basis at fair value as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Target date funds	$112,837,299	$—	$—	$112,837,299
Large cap equity	105,669,369	—	—	105,669,369
Fixed income	56,522,893	—	—	56,522,893
International equity	43,813,164	—	—	43,813,164
Small/mid cap equity	33,934,016	—	—	33,934,016
Real estate	13,813,874	—	—	13,813,874

Total mutual funds	366,590,615	—	—	366,590,615

Common collective trust funds:
Fixed income	—	119,677,092	—	119,677,092
Large cap equity	—	71,780,103	—	71,780,103
International equity	—	40,200,775	—	40,200,775

Total common collective trust funds	—	231,657,970	—	231,657,970

Employer stock	37,181,343	—	—	37,181,343

Money market funds	221,869	851	—	222,720

Total assets at fair value	$403,993,827	$231,658,821	$—	$635,652,648

9	Continued

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

Note 4 - Fair Value Measurements (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured on a recurring basis at fair value as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Target date funds	$83,788,400	$—	$—	$83,788,400
Large cap equity	86,987,071	—	—	86,987,071
Fixed income	69,909,026	—	—	69,909,026
International equity	40,451,336	—	—	40,451,336
Small/mid cap equity	27,162,482	—	—	27,162,482
Real estate	14,417,352	—	—	14,417,352

Total mutual funds	322,715,667	—	—	322,715,667

Common collective trust funds:
Fixed income	—	132,057,447	—	132,057,447
Large cap equity	—	57,242,045	—	57,242,045
International equity	—	32,516,546	—	32,516,546

Total common collective trust funds	—	221,816,038	—	221,816,038

Employer stock	33,135,583	—	—	33,135,583

Money market funds	208,394	1,271	—	209,665

Total assets at fair value	$356,059,644	$221,817,309	$—	$577,876,953

Note 5 - Federal Income Tax Status

The Plan obtained its latest determination letter on March 25, 2014 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

10	Continued

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

Note 5 - Federal Income Tax Status (Continued)

Accounting principles generally accepted in the United States of America require the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress for the Plan. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

Note 6 - Investments

The following investments represent 5% or more of the Plan’s net assets as of December 31:

	2013	2012
Invesco Stable Value Trust	$115,291,371	$123,394,168
State Street S&P 500 Index Fund	71,780,103	57,242,045
Washington Mutual Investors Fund	58,507,286	50,169,641
PIMCO Total Return Fund	56,522,893	69,909,026
Growth Fund of America	47,162,083	36,817,430
CEMEX stock	37,181,343	33,135,583

The following table presents the net appreciation of Plan investments for the year ended December 31, 2013 by investment type:

Mutual funds	$44,891,559
Common collective trust funds	30,758,422
Employer stock	7,984,222

Total net appreciation of investments	$83,634,203

Note 7 - Risks and Uncertainties

The Plan provides for investment in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

11	Continued

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

Note 8 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2013	2012
Net assets available for benefits per the financial statements	$664,330,169	$604,908,689
Benefits payable	(27,386)	(207,987)
Fully benefit-responsive investment contract adjustment	1,412,275	4,707,583

Net assets available for benefits per the Form 5500	$665,715,058	$609,408,285

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2013:

Net increase in net assets available for benefits per the financial statements		$59,421,480
Less:	Benefits payable at December 31, 2013	(27,386)
Add:	Benefits payable at December 31, 2012	207,987
Add:	Adjustment to contract value, December 31, 2013	1,412,275
Less:	Adjustment to contract value, December 31, 2012	(4,707,583)

Net increase in net assets available for benefits per the Form 5500		$56,306,773

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2013:

Benefits paid to participants per the financial statements		$79,507,503
Add:	Benefits payable at December 31, 2013	27,386
Less:	Benefits payable at December 31, 2012	(207,987)

Benefits paid to participants per the Form 5500		$79,326,902

Note 9 - Related Party and Party-in-Interest Transactions

Certain Plan investments are in American Depository Shares representing ordinary participation certificates which in turn represent series A and series B shares of CEMEX, S.A.B. de C.V. The Plan’s transactions involving the American Depository Shares of CEMEX, S.A.B. de C.V. qualify as party-in-interest transactions. However, these transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the IRC.

12	Continued

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

Note 9 - Related Party and Party-in-Interest Transactions (Continued)

During the year ended December 31, 2013, the Plan paid direct compensation to the Trustee of $246,914 related to recordkeeping and administration services. Indirect compensation (that is netted against investment income on the statement of changes in net assets available for benefits) was paid to the Trustee of 0.15% of the balance of certain investment funds. The Plan has entered into a revenue sharing agreement with the Trustee, with such amounts used to pay certain administrative expenses of the Plan.

Note 10 - Subsequent Events

Subsequent events have been evaluated through June 25, 2014, which is the date the financial statements were issued.

Effective January 1, 2014, the Employer will make matching contributions equal to 70% (or such higher percentage as may be determined by the Employer’s Board of Directors) of the participant’s before-tax contributions, which do not exceed 5% of the participant’s eligible compensation, unless otherwise specified by a collective bargaining agreement.

13

Supplemental Schedule H, Line 4(i)

Plan Sponsor No. 72-0296500

Plan No. 001

CEMEX, INC. SAVINGS PLAN

Schedule of Assets (Held at End of Year)

December 31, 2013

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
	Invesco National Trust Company	Invesco Stable Value Trust	**	$115,291,371
	State Street Global Advisors	SSgA S&P 500 Index Fund	**	71,780,103
	American Funds	Washington Mutual Investors Fund R4	**	58,507,286
	PIMCO	PIMCO Total Return Fund	**	56,522,893
	American Funds	Growth Fund of America R4	**	47,162,083
*	CEMEX, S.A.B de C.V.	American Depository Shares	**	37,181,343
	State Street Global Advisors	SSgA Russell 2000 Index Fund	**	28,776,955
	American Funds	EuroPacific Growth Fund R4	**	24,388,264
	T. Rowe Price	T. Rowe Price Retirement 2020 Fund	**	22,714,080
	Franklin Templeton Investments	Franklin Balance Sheet Fund	**	20,942,776
	T. Rowe Price	T. Rowe Price Retirement 2025 Fund	**	17,520,573
	T. Rowe Price	T. Rowe Price Retirement 2030 Fund	**	17,071,728
	American Century Investments	American Century Real Estate Fund	**	13,813,874
	T. Rowe Price	T. Rowe Price Retirement 2035 Fund	**	13,495,593
	Franklin Templeton Investments	Franklin Small Mid-Cap Growth Fund	**	12,991,240
	T. Rowe Price	T. Rowe Price Retirement 2015 Fund	**	12,747,117
	State Street Global Advisors	SSgA Daily EAFE Index Fund	**	11,423,820
	MFS Fund Distributors, Inc.	MFS International New Discovery Fund R4	**	11,036,409
	T. Rowe Price	T. Rowe Price Retirement 2040 Fund	**	10,910,677
	Lazard Asset Management LLC	Lazard Emerging Markets Equity Institutional Fund	**	8,388,491
	T. Rowe Price	T. Rowe Price Retirement 2045 Fund	**	7,007,333
	T. Rowe Price	T. Rowe Price Retirement Income Fund	**	4,179,037
	T. Rowe Price	T. Rowe Price Retirement 2010 Fund	**	3,923,191
	State Street Global Advisors	SSgA Bond Market Index Fund	**	2,973,446
	T. Rowe Price	T. Rowe Price Retirement 2050 Fund	**	1,722,539
	T. Rowe Price	T. Rowe Price Retirement 2055 Fund	**	1,369,310
	Vanguard	Prime Money Market Fund	**	221,869
	T. Rowe Price	T. Rowe Price Retirement 2005 Fund	**	176,121
*	Notes receivable from participants	4.25% to 9.50%; 1-9 year term; payable monthly	**	29,388,187

*	Fidelity	Non-participant Directed Investment Fidelity Cash Reserves Money Market Fund; 851 shares	851	851

				$663,628,560

*	Party-in-interest as defined by ERISA.
**	Cost information is not required as these assets are participant directed.

14

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, INC. SAVINGS PLAN

By:	/s/ Guillermo Martinez-Sans
Name:	Guillermo Martinez-Sans
Title:	Executive Vice President, Human
Resources and Communications and Chairman of the Plan Committee

Date:	June 25, 2014

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Doeren Mayhew to the incorporation by reference into the Registration Statement (File No. 333-83962) on Form S-8 of CEMEX, S.A.B. de C.V. of its report, dated June 25, 2014, with respect to the audited financial statements of the CEMEX, Inc. Savings Plan as of December 31, 2013 and 2012.